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                          July 12, 2021

       Ezra Rosensaft
       Chief Executive Officer
       IDW Media Holdings, Inc.
       520 Broad St.
       Newark, NJ 07102

                                                        Re: IDW Media Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2021
                                                            File No. 333-257708

       Dear Mr. Rosensaft:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services